Exhibit 99.2


                       Capital Trust Q2 2005 Earnings Call
                       -----------------------------------
                                 August 10, 2005


        Conference Coordinator:

        Hello and welcome to the Capital Trust second quarter 2005 results conference call. Before we begin, please be advised that the forward-looking statements expressed in today's call are subject to certain risks and uncertainties including, but not limited to, the continued performance, new origination volume and the rate of repayment of the Company's and its Funds' loan and investment portfolios; the continued maturity and satisfaction of the Company's portfolio assets; as well as other risks contained in the Company's latest Form 10K and Form 10Q filings with the Securities and Exchange
Commission. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

        There will be a Q&A session following the conclusion of this presentation. At that time, I will provide instructions for submitting a question to management. I will now turn the call over to John Klopp, CEO of Capital Trust.

        John Klopp:

        Good morning everyone. Thank you for joining us once again and for your continued interest in Capital Trust.

        Last night we reported our results for the quarter ended June 30 and filed our 10-Q. The bottom line is 58 cents per share, up 23% versus the comparable period last year, and down only slightly from the 1st quarter of '05 (when we recognized significant incentive management fees from one of our funds). Year to date, GAAP net income



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totaled just shy of $18 million  compared to $6.6 million in the prior year, and income per share increased 27% on a much larger equity base.

        Q2 was another busy period for the Capital Trust team. On the origination front, we closed 21 new investments aggregating $369 million, $210 million for the balance sheet and $159 million for Fund III. Through June 30, our total 2005 originations stood at $720 million, well ahead of last year's record pace. For the balance sheet, our primary focus during the second quarter continued to be on a smaller-balance B Notes that can be financed efficiently in our CDOs. On a weighted average basis, the cash spread on our Q2 originations was 332 basis points and the last dollar loan-to-value was 71%. With low cost CDO financing in place, these assets produce attractive risk-adjusted returns on equity. Partially offsetting this strong origination volume, however, was a significant number of payoffs in Q2, including two of the largest loans in the GMAC collateral pool that we purchased last summer in connection with our first CDO. In this environment, prepays are a fact of life, but we do expect that the pace of payoffs in Q3 will be lower than in the second quarter and our pipeline of new originations remains strong.

        On the liability side, we worked very hard to prepare for our third CDO offering in the last 12 months. Announced just after the quarter ended and closed last week, CT CDO III expands Capital Trust's footprint in the securitized market and further establishes us as a premier issuer and collateral manager. Our first fixed rate deal, CDO III provides financing for most of our existing fixed rate CMBS portfolio plus approximately $180 million face amount of new bonds that we purchased at closing. A static pool, non-reinvesting CDO rated by Fitch and S&P, this transaction achieves non-mark-to market, term and index matched, non-recourse financing for these assets at a



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very  attractive  cost of funds.  In addition,  the advance rate we were able to achieve allowed us to fully finance our purchase of the new CMBS and extract an additional $27 million of liquidity from our existing portfolio. As this capital is redeployed into additional earning assets in coming quarters, we anticipate significant future accretion.

        During the quarter, we also spent a significant amount of time (and money) pursuing a corporate acquisition opportunity that we ultimately abandoned. The third party due diligence costs that we incurred, roughly 1/2 million dollars, were expensed as G&A in Q2, reducing our net income by approximately 3 cents per share. At the end of the day, we couldn't reach agreement with the seller on price and terms, so we walked away. We will continue to look for opportunities to expand our platform but, as we did with this one, will be disciplined about the risk we undertake and the price we are willing to pay.

        As we have said many times in the past, Capital Trust's fundamental business has three critical components:

        I. First, finding good investment opportunities that generate solid risk-adjusted yields

        II. Second, efficiently financing those assets to produce attractive returns on equity, and

        III.  Third,   controlling   our  risk  through  careful   underwriting,
aggressive asset management and prudent asset/liability matching.

        In an environment of tight credit spreads, excess capital and rising interest rates, we have adapted our strategy to meet these market conditions. Instead of simply reaching for additional yield by taking more real estate risk, we have focused on lower



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risk,  lower  spread  assets  which  can  be  efficiently   financed  using  CDO
technology. Again through CDOs, we have locked in the spreads on our debt at historically tight levels and significantly lengthened the duration of our liabilities. If and when excess capital rotates out of the sector and credit spreads widen, we will enjoy higher returns on equity. And we are positively correlated to LIBOR, which means we make more money as short term interest rates increase. On the credit side, we are very comfortable that our portfolios can withstand the impact of higher rates. The market remains extremely competitive, but I believe that Capital Trust is well positioned to succeed.

        Of course, none of this works without a coordinated team effort, and I believe that CT has the best team on the field. Steve Plavin, our COO, and Geoff Jervis, our CFO, are here with me this morning and I will now turn it over to Geoff to run through the numbers in greater detail.

        Geoffrey Jervis:

        Thank you, John.

        Good morning everyone.

        The second quarter, and the weeks immediately following quarter end, were indeed very busy for Capital Trust.

        Starting with the balance sheet, total assets grew from $878 million at year end 2004 to over $1 billion as of June 30th, representing net asset growth of $155 million or 18%. Looking inside the numbers, the primary driver of total asset growth was an increase in interest earning assets, including CMBS, loans receivable and our new total return swap. Interest earning assets increased $171 million for the same period from $804 million at year end 2004 to $975 million at June 30th, an increase of 21%. As John



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mentioned,  the  major  drivers  of  changes  in  interest  earning  assets  are
originations  and  repayments.   During  the  first  six  months  of  the  year,
originations totaled $416 million and total repayments were $212 million.

        At quarter end, our CMBS portfolio consisted of 20 investments in 15 different securitizations for a total book balance of $258 million. During the first half of the year we originated two new floating rate CMBS investments and one existing fixed rate security was repaid in full.

        The loan portfolio at quarter end consisted of one $8 million first mortgage loan, 69 B Notes totaling $573 million, and 8 mezzanine loans totaling $137 million. Other than the $8 million first mortgage investment, the loan in Mexico we have discussed in the past and we carry at $3 million, the portfolio is 100% performing.

        As you will note, there is a new line item on our balance sheet, Total Return Swap. While the collateral is not unique, equity interest in a real estate operating company, the structure is. The $4 million amount shown on the balance sheet represents our synthetic interest in a $20 million loan. Where we traditionally would have purchased the whole $20 million loan and financed it with our credit facilities or CDOs, showing a $20 million asset and, in this case, $16 million of liabilities, equating to an equity investment of $4 million, in this structure we purchased the $4 million synthetic interest effectively net of financing - showing only our net investment as an asset. This investment is treated as a non-hedge derivative under GAAP and, as such, changes in its value will be run through the income statement. We believe that there will be a greater volume of similar structures in the market going forward.



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        With respect to our  co-investment  in our private equity funds, the $21 million on the balance sheet is comprised of our remaining $2 million co-investment in Fund II, our $14 million co-investment in Fund III and approximately $5 million of capitalized costs associated with the investment management business. At June 30th, Fund II and Fund III had $83 million and $774 million of assets remaining respectively, and both portfolios remained 100% performing.

        On the liability side, CDOs continue to play a significant role in our business model. At quarter end, 79% of our interest bearing liabilities were in the form of CDOs. As John mentioned, we executed our third CDO earlier this month, and while it is not reflected in this quarter's numbers, I will talk about that transaction in a minute.

        In addition to CDOs, we continue to realize improvements in the terms and pricing of our standard credit facilities and repurchase agreements. Subsequent to quarter end, we executed two new credit facilities with a lender and while the terms are not at the level of our CDOs, we continue to narrow the gap with spreads ranging from 200 basis points to 40 basis points over LIBOR and advance rates ranging from 70% to 92% -- depending upon the collateral characteristics. As we go forward, these facilities will remain an integral part of our capital structure.

        To finish the balance sheet, there was no new equity capital raised during in the period and book value per share was $20.81 at June 30th, compared to $20.79 at year end 2004.

        As a result of the new investment activity, our debt to equity ratio increased to 2.2 to 1 at quarter end as compared to 1.7 to 1 at year end 2004.



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        With respect to liquidity, our position remains strong, with $17 million of restricted and unrestricted cash, $72 million of immediately available borrowings and over $400 million of additional capacity under our credit arrangements.

        Turning to the income statement, we reported net income of $8.9 million for the quarter or 58 cents per share on a diluted basis. This compares to $3.5 million or 47 cents per share for the same period one year ago. The $5.4 million increase to net income (150%) is primarily due to the growth in net interest income - driven by increased interest earning assets, a significant reduction in our cost of debt and partially offset by lower spreads on new assets. Average interest earning assets for the quarter were $943 million, compared to $412 million a year ago. The cost of debt for interest bearing liabilities has also improved dramatically; decreasing from 6.3% in the second quarter of 2004 to 4.4% for this quarter - even more powerful when viewed in light of the changes in LIBOR - LIBOR averaged 1.2% for the second quarter of 2004 and averaged 3.1% for this quarter. As mentioned above, these benefits were partially offset by a reduction in the spreads on new assets. For the three month period ended June 30, 2005, the average interest rate earned on our assets was 7.9% as compared to 8.9% for the same period a year ago. This change can be explained in large part by the Company's efforts to originate a higher proportion of lower risk B Notes, and the fact that there has been significant spread compression in our market.

        In light of the current interest rate and economic news, we reiterate our commitment to maintaining an appropriate asset/liability mix that manages the impact of changes in interest rates. As has been our policy, we are positively correlated to changes in interest rates and, as of June 30th, our book is comprised of $174 million of net



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floating rate  exposure.  As such, a 100 basis point  increase in interest rates would equate to an increase of $1.7 million to net interest income - roughly 11 cents per share on an annual basis.

        Other revenues for the quarter totaled $3 million, a modest increase from $2.8 million last year. The primary drivers of other revenues are base management fees earned from Fund II and Fund III, as well as incentive compensation earned from Fund II. As to base management fees, on June 2, Fund III ended its contractual investment period and per its terms, no longer earns fees on committed capital ($425 million), but has switched over to earning fees on invested capital - the same metric for Fund II. At quarter end, total invested capital in Fund II and Fund III was $29 million and $288 million, respectively. During the period we continued to earn incentive compensation from Fund II, recognizing $1.2 million of income in the second quarter. With only a handful of assets remaining, 8 to be precise, future incentive compensation payments will be driven by repayments of the funds remaining assets - in other words, while our expectation for incentive management fees remains the same, this component of income will be lumpy and timing will be hard to predict.

        On the expense side, G&A for the quarter was $5.3 million, an increase of $2.1 million form the period a year ago. Main drivers of the increase were $475,000 of expense related to an abandoned acquisition, $300,000 of employee incentive compensation payments from the Fund II promote and increased employee compensation.

        In June we declared our quarterly dividend of 55 cents per share and paid the dividend on July 15 to shareholders of record on June 30th.



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        That wraps it up for the  financials  and at this point, I would like to spend a moment describing our new CDO, CDO 3 as we call it. As John mentioned, this CDO is different from the first two in that (1) it is comprised of 100% CMBS, (2) the assets and liabilities are 100% fixed rate and (3) given the long term nature of these assets, the CDO is static - without a reinvestment feature.

        The best way to understand this transaction is in sequence.

        Before we closed the CDO 3, we had a subset of our CMBS portfolio, $159 million of face amount CMBS carried at a market value of $146 million, financed with $85 million under one of our repurchase agreements. The Company's net investment was approximately $60 million. In addition, we had an $85 million notional value swap in place to match the fixed rate asset cash flows with the floating rate liability's debt service.

        In conjunction with the issuance of the CDO 3, we purchased a $182 million face amount CMBS portfolio for $157 million.

        CDO 3 allowed us to finance the combined $341 million face amount portfolio, with a combined market value of $303 million, with $270 million of term and index matched, non market to market, non recourse fixed rate liabilities. Reducing Capital Trust's investment from $60 million pre-CDO to $33 million post CDO. And, as John mentioned, netting the Company $27 million of cash proceeds.

        From an income statement standpoint, the net interest income from the CDO is roughly equal to the net interest income from CT's investment prior to the CDO - the difference being the amount of equity invested by CT -- $33 million today as opposed to $60 million pre-CDO. The $27 million of cash extracted form the CDO will be used to



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invest in new assets and that new  investment  activity  is expected to generate significant accretion over time.

        In addition to the details above, we have settled the $85 million swap we had outstanding at quarter end - as it was no longer necessary with index matched financing in place and we will be changing our accounting treatment on the bonds, switching them from available for sale to held to maturity - to more accurately reflect our investment thesis on these bonds.

        That wraps it up from my end, and at this point I will turn it back to John.

        John Klopp:

        Thanks, Geoff. At this point, we will open it up for any of your questions.

        Conference Coordinator:

        If you would like to ask a question, please press star and one on your touchtone phone. To withdraw your question, press the pound sign.

        Again, if you would like to ask a question, please press star and one on your touchtone phone at this time.

        Our first question comes from Donald Destino with JMP Securities. Please go ahead.

        Donald Destino:

        I have three questions. First, what's the rationale that makes total return swaps a more likely investment target going forward?

        Steve Plavin:

        Hi Don, this is Steve Plavin. What we are seeing in the market now is origination by some of the Wall Street firms of some real estate related nontraditional investments,



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and part of what we're doing is trying to accommodate  the accounting  treatment of the Wall Street firms. They are making investments that they want to leave on their books for reporting purposes but shift the economic and risk impact to investors like us.

        By accommodating the accounting treatment of the Wall street firms, we are able to essentially get the same investment that we otherwise would have gotten if we had actually booked the loan in its entirety, yet the financing is built in and the return structure is equivalent to or more favorable to us than buying the equivalent whole loan.

        Donald Destino:

        Do you think that you are getting paid at least a little bit for accommodating them or do you think that you are basically getting the same economics you have gotten in the past?

        Steve Plavin:

        No, we get paid a premium for the structure.

        Donald Destino:

        My second question is on the latest CDO, can we can think of this as a free, no fees to bankers, no dilution, $27 million equity raise? The revenue or net income dollars is effectively equivalent before and after the transaction closed while freeing up $27 million of unrestricted cash. Is that a fair way to think about it?

        John Klopp:

        With apologies to the bankers, yes.

        Donald Destino:

        And finally, now that the investment period for Fund III has expired, would it be reasonable to expect that a fourth fund is forthcoming?



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        John Klopp:

        I think that would be a reasonable expectation. We are working on it and as we have said before we want to be sure that what we create is calibrated to the market opportunity and as a private placement we cannot say much more about it.

        Donald Destino:

        Sounds good, I appreciate it.

        Conference Coordinator:

        We'll move next to Daniel Welden with Jefferies.  Please go ahead.

        Daniel Welden:

        Good morning. I was wondering if you could talk about the margin pressure that has come from a portfolio shift towards higher quality, which is offset by higher leverage. Could you talk about the spread trends within each asset class and whether or not you expect stabilization or further compression due to competitive pressures within these classes?

        John Klopp:

        In general, there has continued to be spread compression with an enormous flow of capital into our sector. Essentially, capital is simply seeking current yield so it is absolutely accurate to say that the spread compression has been across the board, but it is also accurate to say that it has not been evenly distributed.

        Steve Plavin:

        I also think that we will continue to see some spread compression given the amount of capital that is entering the mezzanine/B note space. But the pace of spread compression has definitely slowed. We are seeing less absolute basis point reductions in



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spreads,  and we are  also  seeing  that  the  competition  or the  real  spread tightening is in a narrow subset of the assets that we pursue, concentrated among the major urban assets, CBD office buildings in the major markets and major regional malls. And, as you stray from the major markets there are still investment opportunities that haven't been so impacted by compressed spreads.

        The spread compression is across the board from the lowest risk assets that we look at to the highest risk assets that we look at. But again, most of the competitive pressure and spread compression has been in the major urban assets and in primary markets that are most easily financed by the largest numbers of competitors in the marketplace.

        Daniel Welden:

        From your perspective right now, do you still see B notes as a better opportunity for the back half of the year than mezzanine loans?

        Steve Plavin:

        If you differentiate B notes to mezzanine loans, by B notes being more senior and lower risk investments and mezzanine loans being higher risk investments. We still see pretty good activity in both markets and we are still actively engaged in trying to originate both types of product. Both mezzanine loans and B notes fit into our CDOs. I have not seen a real pattern in terms of the opportunities that we have to invest in shifting more towards B notes or mezzanine loans or higher risk or lower risk. We're still seeing good activity across the whole spectrum.

        Daniel Welden:



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        One last  question  on the  CDOs,  each of your  CDOs is  targeted  at a different niche in the market, the first two allowing for reinvestment. What direction do you want to go from here; would it be to broaden your investment base further in the next CDO execution?

        Geoffrey Jervis:

        That's right. Currently, CDO I and CDO II work in tandem with CDO I addressing the double B, single B space and CDO II addressing the triple B, double B space. I think you could see us going in either direction -- either down to a single B or unrated CDO and/or up to an investment grade CDO.

        Daniel Welden:

        Thanks very much.

        Conference Coordinator:

        Our next question comes from Donald Fandetti with Citigroup. Please go ahead.

        Donald Fandetti:

        Good morning, everyone. I'm not sure if you can comment on this, but on the acquisition that you looked at -- did you consider putting that into a fund or would that have been on balance sheet?

        John Klopp:

        On balance sheet.

        Donald Fandetti:

        Regarding the previously mentioned $799,000 - was that a prepayment penalty or was that just income?

        Geoffrey Jervis:



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        That was a loan that we had booked at a  discount  that paid off at par, it was an acceleration of the discount.

        Donald Fandetti:

        So, it is sort of a one-time occurrence in the quarter?

        Geoffrey Jervis:

        Yes.

        Donald Fandetti:

        Also, in terms of your leverage, clearly one could look at your leverage and determine that you are underleveraged given where the leverage is on your CDOs. Where do you think your overall corporate leverage goes over the next 12 months? Do you think you'd go to three times or above within 12 months?

        John Klopp:

        I think that is the target; I don't know exactly when we will get there. Given the risk profile of our assets we believe that higher leverage levels are easily supportable and sustainable. And what we've been doing this year is levering out the portfolio and terming out the portfolio to both increase the leverage against those assets and also better the match that we have.

        The answer is yes, but I wouldn't put a real corridor around the specific timing.

        Geoffrey  Jervis:

        One way to look at it is to look at the liquidity that was mentioned on the call and in the 10Q, which is about $70 million of available borrowings and then another $17 million of cash and restricted cash, and think of those two components, with a hold-back for defensive liquidity, as the equity investment in new loans going forward. If you can



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apply 3:1 or 4:1 on the new investment,  you can back solve into where you could see debt to equity going.

        Donald Fandetti:

        I am just trying to figure out how quickly you can get there given your outlook for prepayment. I think clearly you have the capacity to leverage up.

        John Klopp:

        It is a really good question and it is not one that is particularly answerable as we've discussed in the past on floating rate assets there's not a lot of call protection and there's not a whole lot of predictability as to when those prepayments will come. We do think that in Q2, we had a couple of very large ones that ran through. I don't see that happening again in Q3, but it's pretty hard to predict. A lot of the prepayments that we've experienced recently have come out of the GMAC portfolio that we purchased last summer and which became part of the collateral pool for our first CDO. Those were assets that GMAC had originated, held on their balance sheet for various periods of time, and we bought them midstream, anticipating that they would have a relatively short life. But we have been a little surprised at the pace of repayment that we've experienced in the GMAC pool. We are pretty much through that, not entirely, but a very large proportion of those assets have actually now already paid off and we have replaced them with new assets, which are fresher originations, more direct originations from us. And hopefully, we will get some more duration out of them.

        Donald Fandetti:

        Okay, thanks.

        Conference Coordinator:



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        We will move to the next  question  from James  Shanahan  with  Wachovia
Securities.

        Please go ahead.

        James Shanahan:

        Two questions please. Number one, Geoff mentioned the receipt of the $2.4 million in incentive fees would be lumpy. Do you believe that CT should recognize those fees sometime in the second half of the year or is it possible that the receipt of those fees could be sometime in '06 or at least some portion of it?

        Geoffrey Jervis:

        Some of the assets inside the fund have lock outs that will take them probably through the next year. One of the investments is a CMBS investment, which will probably go to '06. So, I would say that roughly half of it will be in '05 and half of it will be in '06.

        James Shanahan:

        The second question is related to the abandoned acquisition. Can you discuss the type of opportunities that you perceive to be an attractive use of capital and what sort of businesses are a good fit from an acquisition standpoint?

        John Klopp:

        What fits for us would be businesses that share what I think are our core skill sets which are credit underwriting and financial structuring. We are always looking at adjacent activities and products that we can apply those same two primary sets of skills to and achieve the kinds of returns that we anticipate.



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        I do not want to go too  specifically  into what we didn't do  because I think it's more important to talk about what we are doing and what we are looking to achieve going forward and that is growth both organically using our own network and our own resources, but also considering acquisitions if we can find a situation that we think fits with our skill set and our comfort level that also fits in terms of our risk appetite and not insignificantly that we think we can we can buy at a price that makes sense. In today's environment, that last piece is not so easy.

        James Shanahan:

        Can you tell me if the target company was the subject of multiple bidders or more than one suitor?

        John Klopp:

        You know what, I hate to do this to you, but I'm just not going to go there.

        James Shanahan:

        I understand, I believe I was stretching a bit.

        John Klopp:

        I'm just not going to go there, sorry.

        James Shanahan:

        Okay, thank you.

        Conference Coordinator:

        It appears there are no further questions.

        That concludes the Capital Trust Second Quarter 2005 Conference Call. A recorded replay of the conference call will be available from noon today, August 10th,

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through  midnight on August  25th.  The replay call  number is  888-269-5330  or
402-220-7326 for international callers.

        Thank you and have a great day.

        John Klopp:

        Thank you all.

                                       END